Consent of Independent Registered Public Accounting Firm

The Board of Directors of Nationwide Life and Annuity Insurance Company:

We consent to the use of our reports for Nationwide VL Separate Account-C dated March 8, 2006 and for Nationwide Life and Annuity Insurance Company dated April 19, 2006, included herein, and to the reference to our firm under the heading “Services” in the Statement of Additional Information (File No. 333-43639). Our report for Nationwide Life and Annuity Insurance Company refers to the adoption of the American Institute of Certified Public Accountants' Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts, in 2004.

/s/ KPMG LLP

Columbus, Ohio
April 26, 2006